San Telmo Energy releases 2005 financials; increased cash flow, production volumes, proven and probable and reserve values

CALGARY, Sept. 1 /CNW/ - San Telmo Energy Ltd. (OTCBB: STUOF, TSX-V: STU) is pleased to announce positive results from its fiscal year end April 30, 2005.

The company has increased its cash flow from operations to $1,886,346, as compared to cash out flow in 2004 of $1,073,134. Production volumes increased to 126,425 boe in 2005 from 9,487 boe in 2004.

Sales volumes for the year ended April 30, 2005 averaged 346 boe before royalties per day compared to 26 boe per day in 2004. The 4th quarter averaged 452 boe per day compared to 434 boe per day in the 3rd quarter, 235 boe per day in the 2nd quarter and 269 boe per day for the 1st quarter of 2005. Production volumes were up in the 4th quarter due to the commencement of production in December of two Teepee Creek wells and increased compression facilities on the McLeod gas well, allowing for maximum production which commenced in December.

Business Prospects and Year ended April 30, 2006 Outlook --------------------------------------------------------

The Company has, through the successful drilling of wells in the Gordondale and Teepee Creek areas, identified two potential fields. The Company plans to drill wells in these plays to further establish and develop these fields. In addition the Company will continue to drill exploration wells on the prospects it currently owns through farmout arrangements with Rolling Thunder Exploration Ltd.

The Company anticipates spending approximately $6 to $8 million dollars during the year ended April 30, 2006 on oil and gas exploration and development activities, primarily in north western Alberta.

A detailed report on reserves and future net revenue is now available on http://www.integratir.com/financialreports.asp?ticker(equal sign)STUOF&title(equal sign)null

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safeharbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

/For further information: San Telmo Energy Corporate Communications, 1-866-880-5670, Email: corporate(at)santelmoenergy.com.; To find out more about San Telmo Energy Ltd. (OTCBB: STUOF, TSX-V: STU) visit our website at www.santelmoenergy.com/

(STU. STUOF)